Skadden, Arps, Slate, Meagher & Flom llp

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May 26, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Loan Lauren Nguyen
Jennifer O’Brien
Ethan Horowitz

Division of Corporation Finance
Office of Energy & Transportation

Re:	Aspirational Consumer Lifestyle Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 15, 2021
File No. 333-254304

Ladies and Gentlemen:

On behalf of our client, Aspirational Consumer Lifestyle Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 17, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 6, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

May 26, 2021 Page 2

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

May 26, 2021 Page 3

Background to the Business Combination, page 123

1.	We note your disclosure in response to our prior comment 12 that the enterprise value for WUP implied valuation multiples that compared favorably to those of the comparable publicly traded companies, being either consistent with or at a discount to the projected revenue multiples of the comparable companies and their respective industries. Please revise to disclose the valuation multiples implied by the enterprise value of WUP that compared favorably to those of the comparable companies and the valuation multiples of the comparable companies to which WUP's implied valuation multiples were compared which were considered by management. Please also consider including this information in a chart or table.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Amended Registration Statement.

2.	You disclose here that WUP's enterprise value implied a material discount to the present value of the potential future enterprise value of the business, calculated by applying an "implied forward EBITDA" multiple to "WUP’s forecast EBITDA in fiscal year 2025" and discounting that value at various rates of return. Please revise to describe the discounted cash flow analysis you suggest in this determination, including disclosing the implied forward EBITDA multiple applied to WUP's forecast EBITDA in fiscal 2025 and how the forward EBITDA multiple was determined, WUP's forecast EBITDA in fiscal 2025, the discount rates used in the analysis, the present value of the potential future enterprise value of the business calculated by this analysis, and related material assumptions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Amended Registration Statement.

Legal Proceedings, page 203

3.	Please update the legal proceedings disclosure here as necessary to address the recent legal developments noted on page F-24.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 203 of the Amended Registration Statement.

WUP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Our Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019, page 248

4.	We note the revisions made in response to prior comment 23. Please provide additional information quantifying the change in all financial statement line items between periods. For example, quantify in dollars the effect of increases in Live Flight Legs and revenue per leg on the change in flight revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 251 to 252 of the Amended Registration Statement.

May 26, 2021 Page 4

Report of Independent Registered Public Accounting Firm, page F-2

5.	It appears that the city and state where the accountants’ report was issued was inadvertently omitted from the report. Please obtain and file a revised report that complies with Rule 2-02(a)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has provided an updated report of its independent auditor that indicates the city and state where it was issued, which is included on page F-22 of the Amended Registration Statement.

Audited Consolidated Financial Statements of Wheels Up Partners Holdings LLC

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-33

6.	In response to prior comment 27, you explain that operating results “are regularly provided to and reviewed in total by the CODM in order to make decisions about the allocation of resources and to assess performance.” Please describe for us in more detail the processes utilized by the CODM in making resource allocation decisions and assessing performance, including a summary of how information provided as part of the monthly management reporting package is regularly used. In addition, tell us whether there are any members of management responsible for overseeing specific services you offer to your customers.

Response: The Company and WUP respectfully advise the Staff that the process utilized by the CODM to make resource allocation decisions and assess performance is as follows:

FASB ASC 280-10-05-3 states that:

The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity's internal organization…

The process utilized starts with the budget that is prepared by the Chief Financial Officer and the corporate finance team at a consolidated level based on WUP's historical performance, current year expectations and company-wide goals as determined by the Chief Executive Officer (the “CEO”). The budget is prepared for the CEO to make decisions regarding resource allocations across internal functions (finance, marketing, legal, human resources etc.) based on how those commitments are expected to contribute to and drive financial and operating metrics measured on a consolidated, service-wide basis. After the consolidated budget is assembled, it is subsequently provided to the CEO for review. The CODM then makes decisions on total consolidated resource spending, including capital expenditures, needed for the next year. The CEO proposes revisions, as necessary, before giving approval. The CEO only receives consolidated budgeted information and does not receive any disaggregated information below this level.

May 26, 2021 Page 5

Upon completion of the budgeting process, decisions made with regards to resource allocations across the internal functions, as well as consolidated monthly and annual targets, are passed down from the CEO and implemented across the consolidated business by the CEO's direct reports. The CEO's direct reports are key executives, each of whom are responsible for oversight of specified functional areas and work collaboratively. The Company and WUP respectfully advise the Staff that the following seven executives who directly report to the CEO are not responsible for overseeing any specific services that WUP offers to its customers.

Chief Financial Officer: Oversees the finance and accounting, investor relations and strategic corporate development functions, including treasury.

Chief Operating Officer: Oversees fleet operations centrally across all WUP operating subsidiaries including safety, maintenance and fulfillment.

Chief Marketplace Officer: Oversees marketplace, including technology development, sales and member experience.

Chief Business Officer: Oversees corporate development, business strategy, mergers and acquisitions and other opportunities within the capital markets.

Chief Marketing Officer: Oversees strategic marketing and brand positioning functions.

Chief Legal Officer: Oversees legal affairs, corporate governance, privacy, IP, compliance and risk matters.

Chief People Officer: Oversees the human resources function, including talent acquisition, development, and retention, as well as diversity and inclusion.

There are no direct reports of the CODM which meet the definition of an operating segment manager, as defined by FASB ASC 280-10-50-7. While each internal function within the company has management and employees focused on the performance of that area of the business, they do so in furtherance of supporting WUP's broader private aviation service. Decisions as to investment, staffing, etc. are determined by the CEO in the context of achieving consolidated goals and targets. None of these functional areas operate or would be characterized as a distinct business or service that has discrete financial information. Each function is essential to, but only a part of, the overall service we deliver. As a whole, these functions are inextricably linked, and reliant upon one another, in their means of contribution to the delivery of our service. Further, annual incentive compensation for these key executives is based on achievement by the broader team of overall company-wide measures.

WUP and the CODM utilize a monthly management reporting package (the “MRP”) to assess performance across the company. All of the information, in the MRP other than revenue, tracks actual operational and financial performance on a consolidated service-wide basis against the monthly and annual budgets as well as prior year's results. The MRP displays trends in revenue, consolidated Adjusted EBITDA and other operating performance metrics and the CODM will allocate consolidated resources accordingly to enhance the company's performance by, for example, assessing whether to dedicate more technology resources to internal operations versus flight software revenue growth. Overall, the focus is to increase total revenue and consolidated Adjusted EBITDA, which embraces the company's consolidated activities that comprise WUP's one operating and reportable segment.

May 26, 2021 Page 6

Based on the information presented, we believe the nature of WUP's services, its internal organizational reporting structure and the process by which the CODM assesses performance and allocates resources all support WUP's position that it operates in one reportable segment that consists of a single operating segment.

*    *    *    *

May 26, 2021 Page 7

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Ravi Thakran
Aspirational Consumer Lifestyle Corp.

cc:	Kenneth Dichter
Wheels Up Partners Holdings LLC

cc:	Laura Heltebran
Wheels Up Partners Holdings LLC

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Peterson
Arnold & Porter Kaye Scholer LLP

cc:	Thomas Yadlon
Arnold & Porter Kaye Scholer LLP